SANCHEZ PRODUCTION PARTNERS LP

1000 Main Street, Suite 3000

Houston, Texas 77002

April 10, 2017

VIA EDGAR

Mr. H. Roger Schwall

United States Securities and Exchange

    Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Registration Statement on Form S-3 (File No. 333-217003)

Dear Mr. Schwall:

Pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, Sanchez Production Partners LP (the “Partnership”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-217003) (the “Registration Statement”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Wednesday, April 12, 2017, or as soon as practicable thereafter.

Very truly yours,

SANCHEZ PRODUCTION PARTNERS LP

By: Sanchez Production Partners GP LLC, its general partner

By:	/s/ Charles C. Ward
Charles C. Ward Chief Financial Officer